Exhibit 99.1

Fuwei Films Announces Second Quarter and First Half 2016 Unaudited Financial Results

-Teleconference to be held on Friday, August 26, 2016 at 9:00 am EDT-

BEIJING, August 25, 2016 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the three-month and six-month periods ended June 30, 2016.

Second Quarter 2016 Financial Highlights

▪	Net sales during the second quarter ended June 30, 2016 were RMB59.3 million or US$8.9 million.
▪	Sales of specialty films were RMB23.5 million or US$3.5 million or 39.7% of our total revenues.
▪	Overseas sales were RMB11.2 million or US$1.7 million, or 18.9% of total revenues.
▪	Our gross profit was RMB5.6 million or US$0.8 million, representing a gross profit margin of 9.5%.

Mr. Zengyong Wang, Chairman and CEO of Fuwei Films, commented, “While we continue to face strong competition from emerging and incumbent players in the marketplace, which has led to oversupply relative to demand in the marketplace, we are encouraged by positive trends in the sales of specialty films. We believe our commitment to innovation and R&D has expanded our end-user applications that will enable the Company to capitalize on these opportunities despite challenging industry and economic conditions.”

Financial Highlights For The Three Months Ended June 30, 2016

Net sales during the three months ended June 30, 2016 were RMB59.3 million or US$8.9 million, compared to RMB66.7 million during the same period in 2015, representing a decrease of RMB7.4 million or 11.1%, mainly due to a 5.9% decrease in average sales price and a 5.5% decrease of sales volume arising from stronger competition in China. The reduction of average sales price caused a decrease of RMB3.7 million and the sales volume decrease caused a decrease of RMB3.7 million.

In the three months ended June 30, 2016, sales of specialty films were RMB23.5 million or US$3.5 million or 39.7% of our total revenues as compared to RMB21.3 million or 31.9% in the same period of 2015, which was an increase of RMB2.2 million, or 10.3% as compared to the same period in 2015. The reduction of average sales price caused a decrease of RMB0.7 million and the increase in the sales volume caused an increase of RMB2.9 million. The increase was largely attributable to the increase in sales volume.

Overseas sales were RMB11.2 million or US$1.7 million for the three months ended June 30, 2016, or 18.9% of total revenues, compared with RMB15.1 million or 22.7% of total revenues in the second quarter of 2015. The decrease of average sales price caused a decrease of RMB1.4 million and the decrease in sales volume resulted in a decrease of RMB2.5 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended June 30, 2016		% of Total	Three-Month Period Ended June 30, 2015	% of Total
	RMB	US$		RMB
Sales in China	48,106	7,238	81.1%	51,589	77.3%
Sales in other countries	11,210	1,687	18.9%	15,120	22.7%

	59,316	8,925	100.0%	66,709	100.0%

Our gross profit was RMB5.6 million or US$0.8 million for the three months ended June 30, 2016, representing a gross margin of 9.5%, as compared to a gross margin of 0.4% for the same period in 2015. Correspondingly, gross margin increased by 9.1 percentage points compared to the same period in 2015. Our average product sales prices decreased by 5.9% compared to the same period last year while the average cost of goods sold decreased by 14.4% compared to the same period last year. Consequently, the amount of decrease in cost of goods sold was larger than that in sales revenue during the three months ended June 30, 2016 compared with the same period in 2015, which resulted in an increase in our gross profit.

Operating expenses for the three months ended June 30, 2016 were RMB14.5 million or US$2.2 million, as compared to RMB13.0 million for the same period in 2015, which was RMB1.5 million, or 11.5% higher than the same period in 2015. This increase was mainly due to depreciation charged to general and administrative expenses in the accounting period in which they are incurred as a result of lack of manufacturing from the third production line since April 2015 and increased allowance for the doubtful accounts receivable.

Net loss attributable to the Company during the three months ended June 30, 2016 was RMB10.2 million or US$1.5 million compared to RMB14.7 million during the same period in 2015, representing a decrease of RMB4.5 million for the same period in 2015.

Basic and diluted net loss per share was RMB0.78 or US$0.12 and RMB1.12 for the three-month period ended June 30, 2016 and 2015, respectively.

Total shareholders’ equity was RMB297.37 million or US$44.75 million as of June 30, 2016, compared with RMB319.7 million as of December 31, 2015.

As of June 30, 2016, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

Financial Highlights for the Six Months Ended June 30, 2016

Net sales during the six months ended June 30, 2016 were RMB121.5 million or US$18.3million, compared to RMB119.5 million in the same period in 2015, representing an increase of RMB2.0 million or 1.7%, mainly due to the increased sales volume.

In the six months ended June 30, 2016, sales of specialty films were RMB45.3 million or US$6.8 million or 37.3% of our total revenues as compared to RMB36.3 million or 30.4% in the same period of 2015, which was an increase of RMB9.0 million, or 24.8% as compared to the same period in 2015. The reduction in average sales price caused a decrease of RMB2.0 million and the increase in the sales volume caused an increase of RMB11.0 million.

Overseas sales during the six months ended June 30, 2016 were RMB23.7 million or US$3.6 million, or 19.5% of total revenues, compared with RMB28.2 million or 23.6% of total revenues in the same period in 2015. This was RMB4.5 million lower than the same period in 2015. The decrease in average sales price and sales volume caused a decrease of RMB2.1 million and RMB2.4 million, respectively.

Our gross profit was RMB11.2 million or US$1.7 million for the six months ended June 30, 2016, representing a gross margin of 9.2%, as compared to a gross margin of (6.3)% for the same period in 2015. Correspondingly, gross margin increased by 15.5 percentage points. Compared to the same period last year, our average product sales prices decreased by 4.2% while the average cost of goods sold decreased by 18.2%. Consequently, the amount of decrease in cost of goods sold was larger than that in sales revenue during the six months ended June 30, 2016 compared with the same period in 2015, which resulted in an increase in our gross margin.

Operating expenses for the six months ended June 30, 2016 were RMB29.5 million or US$4.4 million, compared to RMB21.8 million in the same period in 2015, which was RMB7.7 million or 35.3% higher. This increase is mainly due to depreciation charged to general and administrative expenses in the accounting period as a result of lack of manufacturing from the third production line since April 2015 and increased allowance for doubtful accounts receivable.

Net loss attributable to the Company during the six months ended June 30, 2016 was RMB22.3 million or US$3.3 million compared to RMB29.6 million during the same period in 2015, representing a decrease of RMB7.3 million due to the factors described above.

Conference Call Information

The Company will host a teleconference on Friday, August 26, 2016, at 9:00 a.m. EDT / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-481-4010 in North America, or +1-919-882-2331 internationally, and entering the following reply ID: 10078. The replay will be available until September 26, 2016, at 11:59 p.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei'sBOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include trends affecting the global economy, including the devaluation of the RMB by China in August 2016; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Vivian Chen
Investor Relations
Grayling
Phone: +1-646-284-9427
Email: vivian.chen@grayling.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

(amounts in thousands except share and per share value)

(Unaudited)

	June 30, 2016		December 31, 2015
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	8,446	1,271	14,355
Restricted cash	52,568	7,910	43,215
Accounts and bills receivable, net	20,925	3,149	10,046
Inventories	27,930	4,203	29,574
Advance to suppliers	8,340	1,255	5,640
Prepayments and other receivables	10,288	1,548	20,334
Deferred tax assets - current	1,931	291	1,438
Total current assets	130,428	19,627	124,602

Property, plant and equipment, net	423,987	63,797	431,021
Construction in progress	3,196	481	1,700
Lease prepayments, net	17,620	2,651	17,882
Advance to suppliers - long term, net	1,706	257	1,440
Other Assets	-	-	11,607
Deferred tax assets - non current	15,401	2,317	15,519

Total assets	592,338	89,130	603,771
LIABILITIES AND EQUITY
Current liabilities
Long-term loan, current portion	3,350	504	3,350
Due to related parties	146,247	22,006	143,080
Accounts payables	32,419	4,878	32,760
Notes payable	97,230	14,630	85,780
Advance from customers	1,939	292	2,247
Accrued expenses and other payables	7,717	1,161	8,682
Obligations under capital leases-current	-	-	302
Total current liabilities	288,902	43,471	276,201

Long-term loan	1,625	245	3,300
Deferred tax liabilities	5,299	797	5,406

Total liabilities	295,826	44,513	284,907

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	2,005	13,323
Additional paid-in capital	311,907	46,932	311,907
Statutory reserve	37,441	5,634	37,441
(Accumulated deficit) retained earnings	(66,274)	(9,972)	(44,022)
Cumulative translation adjustment	970	147	1,049
Total shareholders’ equity	297,367	44,746	319,698
Non-controlling interest	(855)	(129)	(834)
Total equity	296,512	44,617	318,864
Total liabilities and equity	592,338	89,130	603,771

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	2016		2015	2016		2015
	RMB	US$	RMB	RMB	US$	RMB
Net sales	59,316	8,925	66,709	121,463	18,276	119,485
Cost of sales	53,690	8,079	66,422	110,248	16,589	127,023

Gross margin (loss)	5,626	846	287	11,215	1,687	(7,538)

Operating expenses
Selling expenses	3,340	503	3,157	6,289	946	6,353
Administrative expenses	11,149	1,678	9,877	23,197	3,490	15,490
Total operating expenses	14,489	2,181	13,034	29,486	4,436	21,843

Operating loss	(8,863)	(1,335)	(12,747)	(18,271)	(2,749)	(29,381)

Other income (expense)
- Interest income	134	20	218	352	53	738
- Interest expense	(1,707)	(257)	(2,082)	(3,461)	(521)	(4,413)
- Others income (expense), net	175	26	(32)	(1,354)	(204)	4,452

Total other income (expense)	(1,398)	(211)	(1,896)	(4,463)	(672)	777

Loss before provision for income taxes	(10,261)	(1,546)	(14,643)	(22,734)	(3,421)	(28,604)
Income tax benefit (expense)	64	10	(8)	482	73	(1,044)

Net loss	(10,197)	(1,536)	(14,651)	(22,252)	(3,348)	(29,648)

Net (loss) income attributable to non-controlling interests	-	-	-	-	-	-
Net loss attributable to the Company	(10,197)	(1,536)	(14,651)	(22,252)	(3,348)	(29,648)
Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to non-controlling interest	(25)	(4)	-	(21)	(3)	-
- Foreign currency translation adjustments attributable to the Company	(74)	(11)	(25)	(79)	(12)	(49)

Comprehensive loss attributable to non-controlling interest	(25)	(4)	-	(21)	(3)	-
Comprehensive loss attributable to the Company	(10,271)	(1,547)	(14,676)	(22,331)	(3,360)	(29,697)

Loss per share, Basic and diluted	(0.78)	(0.12)	(1.12)	(1.70)	(0.26)	(2.27)
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2016		2015
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(22,252)	(3,348)	(29,648)
Adjustments to reconcile net loss to net cash
used in operating activities

- Depreciation of property, plant and equipment	21,364	3,215	23,076
- Amortization of intangible assets	261	39	262
- Deferred income taxes	(482)	(73)	1,044
- Bad debt recovery (expense)	2,197	331	(4,135)
- Inventory provision	(226)	(34)	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(13,076)	(1,968)	(6,634)
- Inventories	1,869	281	(4,210)
- Advance to suppliers	(2,699)	(406)	2,518
- Prepaid expenses and other current assets	72	11	12
- Accounts payable	(341)	(51)	(2,439)
- Accrued expenses and other payables	(1,045)	(157)	1,377
- Advance from customers	(308)	(46)	2,844
- Tax payable	9,974	1,501	(1,499)

Net cash used in operating activities	(4,692)	(705)	(17,432)

Cash flow from investing activities
Purchases of property, plant and equipment	(2,722)	(410)	(91)
Restricted cash related to trade finance	(9,344)	(1,406)	5,865
Advanced to suppliers - non current	(266)	(40)	(550)
Amount change in construction in progress	(1,496)	(225)	(730)
Return of long-term deposit	-	-	21,000

Net cash provided by (used in) investing activities	(13,828)	(2,081)	25,494

Cash flow from financing activities
Principal payments of bank loans	(1,675)	(252)	(1,675)

Proceeds from related party	3,167	477	13,796
Payment of capital lease obligation	(302)	(45)	(4,366)
Change in notes payable	11,450	1,723	(13,913)

Net cash provided by (used in) financing activities	12,640	1,903	(6,158)

Effect of foreign exchange rate changes	(29)	(62)	(53)

Net decrease ( increase) in cash and cash equivalent	(5,909)	(945)	1,851

Cash and cash equivalent
At beginning of period	14,355	2,216	9,020
At end of period	8,446	1,271	10,871

SUPPLEMENTARY DISCLOSURE:
Interest paid	3,461	521	4,413
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	2,354	354	2,215
Obligations for acquired equipment under capital lease:	-	-	4,196